COUNTY FAIR POTATOES, INC.

(a Utah Corporation)

Form C

Disclosures in Reg CF Offering

10-16-2023

TABLE OF CONTENTS

FORM C

COMPANY DISCLOSURES

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	County Fair Potatoes, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Utah
Date Company Was Formed (from the Company's Certificate of Formation)	04-05-2023
Kind of Entity	Corporation
Street Address	1740 E. Fairview Ave #1012 Meridian, ID 83642
Website Address	Fairpotatoes.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	0	0
Cash & Equivalents	0	0
Account Receivable	0	0
Short-Term Debt	0	0
Long-Term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	0	0

Will the Company use a special purpose vehicle (SPV) in this offering?

No

§227.201(b) – Directors and Officers

Person #1

Name	Elden Charles	
All positions with the Company and How Long for Each Position	**Position:** Secretary	**How Long:** Since 4/5/23
Business Experience During Last Three Years (Brief Description)	Operations Director	
Principal Occupation During Last Three Years	Operations Director Private Equity	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #2

Name	Kenneth Brown	
All positions with the Company and How Long for Each Position	**Position:** President	**How Long:** Since 4/5/23
Business Experience During Last Three Years (Brief Description)	President/CEO	
Principal Occupation During Last Three Years	President Private Equity Firm	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	LCNA Assets, LLC.
Name	121 Consulting, LLC.

§227.201(d) – The Company's Business and Business Plan

About the Project

County Fair Potatoes, Inc. (CFP) is a start-up owned by a multi-generational potato farmer in Idaho, real estate development, and potato processing experts, who have come together to capitalize on the substantive demand for French Fries in the U.S. and abroad. CFP will occupy 74,000 square feet in a new 280,000 square foot facility that will be constructed by Fall 2025. The facility will be used to process potato products, which will consist mostly of French Fries.

Potatoes are used throughout the globe for a variety of purposes. The International Potato Center found that less than 50 percent of potatoes grown worldwide are consumed fresh. The rest are processed into potato food products and ingredients. The global consumption of potatoes has been shifting away from the traditional usage of fresh potatoes in favor of added-value, processed products, like frozen potatoes which include French Fries. French Fries are served in restaurants throughout the globe, with an annual consumption of factory-made French Fries at more than 7 million tons. The French Fry industry is expected to grow to $21.3 billion by 2027 at a CAGR of 5.3% over a 5-year period.

CFP is a vertically integrated company. It will manage all aspects of the manufacturing supply chain, distribution, and sales. This will minimize cost, inefficiency, food waste, and transportation requirements that impact quality. We anticipate that a vertically integrated product will lower customer cost as well. To maximize its reach globally, the company will implement a unique online b2b e-commerce strategy. This will allow customers anywhere in the world to sell genuine Idaho potato products, with lower cost, and white label capability.

About the Finances

The equity portion of the capital stack is comprised of capital via Reg D 506 funding ($16.6M +$12.4M), plus crowd funding ($5M). The balance is short term debt.

The following chart summarizes the cost of the project and how we plan to pay for it:

Projects costs	
Building purchase	$83,200,000.00
Equipment Costs	0
Soft costs	$5,000,000.00
Hard costs	$80,000,000.00
Total project costs	$85,000,000.00
Sources	
Debt	60% of project cost
Equity	40% of project cost
Total sources	

About the Developer

Bios and Backgrounds

- Ken Blankenfeld, Construction Management - KBCM Group, 42 Years of Experience

Ken has been managing construction projects for decades. His group has extensive experience in managing industrial projects from beginning of design to the end of construction.

- Kate Lyle, Engineering and Industrial Design - Ware Malcomb, 16 Years of Experience

Kate is the Director of Industrial Cold & Food at Ware Malcomb. She is responsible for construction drawing, construction administration and all phases of design. Kate is a member of the Controlled Environments Building Association (CEBA).

- Daniel Comiskey, Supply Chain and Finance Professional - 30 Years of Experience

Dan worked at IBM, PepsiCo, Blue Buffalo and currently is the Chief Operating Officer at Oatly. Daniel has been part of two executive management teams that have taken companies public within the last decade.

- Robert Metzger, Food Processing & Facilities Management - 30 Years of Experience

Robert has spent over 55 years developing a wide and varied range of experience in all phases of purchasing, logistics, distribution, warehousing and sales for the fresh produce industry. He is an expert in the receipt and storage of perishable foods.

- Damon Bennett, Logistics - 20 Years of Experience

Damon is a retired Colonel of the US Military, with numerous assignments in the Department of Defense. He is experienced in global operations and logistics. He will manage the movement of goods and people, to and from the facility.

- Josh Sizemore, CEO of Beloit Kombucha Company - 20 Years of Experience

Josh has more than 20 years of experience in the Retail, CPG, FMCG & Tech Industries, helping and leading brands to scale and extended growth. The first 14 years of Josh's career were retail heavy. He has led the branding of Lacoste and Shinola as their SVP & COO. He started two beverage brands and another e-commerce DTC brand from bootstrapping to acquisition. Most recently he has served as the President and Managing Partner of 55 Franchise locations in North America and Australia.

- Christine Cioffe, Brand Growth & Positioning - 20 Years of Experience

Christine is a leader with proven excellence in delivering R&D program outcomes across multiple industries. Most recently, she managed the R&D deliverables for the $32B global food portfolio for PepsiCo including innovation for existing billion-dollar brands as well as for the growth in new brands/businesses/channels. She has developed deep expertise in Environmental Sustainability (specific focus on Water, Waste, Recycling and Carbon mitigation) and ESG governance as well as application of new technologies to the Agricultural supply chain.

- Kenneth Brown, Private Equity - Lionchase North America, 15 Years of Experience

Kenneth is the President of Lionchase North America, a private equity firm based in Washington, DC. He has been involved in technology, finance, and government affairs for over 15 years. Lionchase North America will coordinate all real estate and enterprise finance for the project.

- Elden Charles, Private Equity - Lionchase North America, 8 Years of Experience

Elden is a highly decorated Veteran of the United States Army and has transferred his skills as a Non-Commissioned Officer to public and private business environments. He is currently the Operations Director at Lionchase North America.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit C: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $1,000,000.00. If we have not raised at least the target amount by 12-31–2024 our "offering deadline" – then we will terminate the offering and return all the money to investors.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000.00 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Invown will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000.00
If Yes, how will the Company deal with the oversubscriptions?	

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $1,000,000:

Use of Money	How Much (approximately)
Engineering & Design	$540,000
Contingency/Other	$115,134.46
Insurance	$35,000
Permits & Inspection	$23,450.32
Entitlements	$30,000
Travel	$4,690.06
Legal	$11,725.16
Project Management	$240,000
TOTAL	**$1,000,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Engineering & Design	$2,700,000
Contingency/Other	$600,000
Insurance	$175,000
Permits & Inspection	$23,450.32
Entitlements	$219,473.54
Travel	$23,450.32
Legal	$58,625.82
Project Management	$1,200,000
TOTAL	**$5,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $100. Investments above the minimum may be made in increments of $100.

As part of the investment process, you will be asked to sign our Subscription Agreement, which is attached as Exhibit D

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on 12-31-2024 (48 hours before the offering deadline).

To cancel your investment, send an email to ec@lionchase.com by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of "Common Shares" at a price of $100 per share.

We arrived at the price as follows:

- We calculated how much money we would need to complete the project (opportunity cost).
- We discounted the opportunity cost of the project by 60.5% to create a fair valuation.
- We calculated the average exit for the project to create a fair return to Investors.
- Based on those calculations, we established the cost per share.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Common Shares, Class A Shares, and Class B Shares." When you purchase an Investor Share, you will become a shareholder of the Company, which is a Utah corporation. Your ownership will be governed by the By-Laws, and Corporate Resolution of the Company dated 04-14-2023 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "Corporate By-Laws." A copy of the Corporate By-Laws is attached as *Exhibit F: Corporate By-Laws.*

Your Right to Distributions

a. If the Company is profitable, and at the discretion of the Board of Directors, it will make distributions to shareholders from time to time in the form of dividends.
b. Upon exit of the project, investors will receive cash compensation for the current value of their shares

Obligation to Contribute Capital

Once you pay for the Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Voting Rights

As an owner of the Company, and depending on what type of share you hold, you may have the right to vote on certain matters pertaining to the Company. However, you will have no rights to participate in the management or day to day operations of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

Right to Transfer

The Shares will be illiquid (meaning you might not be able to sell them) for the following reasons:
● The Subscription Agreement prohibits the sale or other transfer of the Shares without the Company's consent.
● If you want to sell the Shares the Company will have the first right of refusal to buy them, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for the Shares, as there would be for a publicly-traded stock.
● For a period of one year, you won't be allowed to transfer the Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
    As a result, you should plan to hold your Class A Shares until the Company exits the real estate project, or sells the enterprise.

Modification of Terms of The Shares

The terms of the Shares may be modified or amended only with the consent of the Board of Directors and investors owning a majority of the Shares.

Dilution of Rights

Under the Corporate By-Laws, the Board has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Shares. For example, the Board could create a class of securities that has the right to vote and/or the right to receive distributions before the Shares.

The Entity That Controls the Company

LCNA Assets, LLC. controls 54% of the Company. Kenneth Brown, the Chairman of the Board is the Manager of LCNA Assets, LLC., effectively controlling the Company.

How the Board's Exercise of Rights Could Affect You

- The Board has full control over the Company and the actions of the Board could affect you in a number of different ways, including these:
- The Board decides whether and when to sell the project or the Company, which affects when (if ever) you will get your money back. If the Board sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Board sells the project "too late," you could miss out on a favorable market.
- The Board decides when to make distributions, and how much. You might want the Board to distribute more money, but the Board might decide to keep the money in reserve or invest it into the project.
- The Chairman of the Board could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Board could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Board decides on renting the project, including the terms of any lease.
- The Chairman of the Board decides how much of its own time to invest in the project.
- The Board could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Shares was determined by the Board based on the Board's opinion about the value of the project, as outlined above on page 12.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Board's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal (leave blank - to be added by funding portal)

The Company is offering its securities through Invown Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is and the Funding Portal Registration Depository (FPRD) number is .

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Invown Portal, LLC as follows:

An administrative fee of 2% of invested capital; plus

A success fee equal to <u>5</u>% of the amount raised.

Invown Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Invown Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

No debt.

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $ in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years
No other offerings have been conducted.

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Utah Business Corporation Act on 04-05-2023. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering for certain costs of the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, we have other sources of equity that we are pursuing as part of the capital stack. We are also pursuing government and Opportunity Zone ("OZ") incentives to lower the cost of borrowing money.

Capital Resources

As of now, we have not purchased any assets, but have entered into agreements to do so. We expect to place a deposit on the property by the end of Q1 2024, and begin the process of breaking ground on the project as soon as we raise money from Investors in this Offering, or any other means of equity funding.

Other than the proceeds we hope to receive from the Offering, our other sources of capital including government incentives, OZ funding, PACE Funding, Reg D 506 Funding, IRA-ROTH IRA Conversion funding, and debt from mezzanine financiers.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit H: Financial Statements*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the CrowdCheck reports attached as Exhibit I: Background Checks..

Have any of those designated people committed any of those prohibited acts before May 16, 2016?	No

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at , no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations
Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

Has the Company ever raised using Crowdfunding before?	No
If yes, has it ever failed to file the reports required by Regulation Crowdfunding?	

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

EXHIBIT A: SOURCES AND USE OF FUNDS

Sources:

Crowdfund Equity	$5,000,000
Private Equity	$29,004,816
Debt	$85,012,041

Crowdfund Equity Use of Funds:

Engineering & Design	$2,700,000
Contingency/Other	$600,000
Insurance	$175,000
Permits & Inspection	$23,450.32
Entitlements	$219,473.54
Travel	$23,450.32
Legal	$58,625.82
Project Management	$1,200,000
TOTAL	**$5,000,000**

EXHIBIT B: OPERATING PRO-FORMA

	Year 1	Year 2	Year 3	Year 4	Year 5
Lease Revenue					
Processing Facility	$ 1,480,000.00	$ 1,539,200.00	$ 1,600,768.00	$ 1,664,798.72	$ 1,731,390.67
Freezer	$ 2,396,800.00	$ 2,848,768.00	$ 3,333,058.56	$ 3,658,957.62	$ 3,805,315.92
Total Leaseable Revenue	**$ 3,876,800.00**	**$ 4,387,968.00**	**$ 4,933,826.56**	**$ 5,323,756.34**	**$ 5,536,706.59**
Other Revenue					
Blast Freezing	$ 73,912.50	$ 77,608.13	$ 81,488.53	$ 85,562.96	$ 89,841.11
Rapid Cooling	$ 121,500.00	$ 127,575.00	$ 133,953.75	$ 140,651.44	$ 147,684.01
Ripening	$ 70,200.00	$ 73,710.00	$ 77,395.50	$ 81,265.28	$ 85,328.54
Other Revenue Total	$ 265,612.50	$ 278,893.13	$ 292,837.78	$ 307,479.67	$ 322,853.65
Effective Gross Revenue	**$ 4,142,412.50**	**$ 4,666,861.13**	**$ 5,226,664.34**	**$ 5,631,236.01**	**$ 5,859,560.25**
Facility Expenses	$ (952,667.39)	$ (639,980.60)	$ (322,473.49)	$ (162,503.18)	$ (163,794.93)
Total Expenses	**$ (952,667.39)**	**$ (639,980.60)**	**$ (322,473.49)**	**$ (162,503.18)**	**$ (163,794.93)**
Net Operating Income	**$ 3,189,745.11**	**$ 4,026,880.52**	**$ 4,904,190.85**	**$ 5,468,732.83**	**$ 5,695,765.31**
Depreciation	$ (2,087,488.23)	$ (2,087,488.23)	$ (2,087,488.23)	$ (2,087,488.23)	$ (2,087,488.23)
Long-Term Mortgage Interest	$ (2,767,106.33)	$ (2,678,363.53)	$ (2,585,377.31)	$ (2,487,944.77)	$ (2,385,853.30)
Earnings Before Taxes	**$ (1,664,849.44)**	**$ (738,971.23)**	**$ 231,325.31**	**$ 893,299.83**	**$ 1,222,423.79**
Federal Income Tax	$ -	$ -	$ (48,578.31)	$ (187,592.96)	$ (256,709.00)
State Corporate Income Tax	$ -	$ -	$ (16,019.28)	$ (61,861.01)	$ (84,652.85)
Tax Payments	$ -	$ -	$ (64,597.59)	$ (249,453.98)	$ (341,361.84)
Net Income After Tax	**$ (1,664,849.44)**	**$ (738,971.23)**	**$ 166,727.71**	**$ 643,845.85**	**$ 881,061.94**
Potato Processing Income	$ 1,116,492.40	$ 9,745,013.94	$ 23,232,389.00	$ 24,511,046.38	$ 25,840,504.99
Add: Non-Cash Depreciation Expense	**$ 2,087,488.23**	**$ 2,087,488.23**	**$ 2,087,488.23**	**$ 2,087,488.23**	**$ 2,087,488.23**
Less: Debt Service Principal Expense	$ (1,855,882.89)	$ (1,944,625.69)	$ (2,037,611.90)	$ (2,135,044.44)	$ (2,237,135.92)
Net Income Adjusted for Principle Debt Payments	**$ (316,751.70)**	**$ 9,148,905.25**	**$ 23,448,993.04**	**$ 25,107,336.02**	**$ 26,571,919.24**

EXHIBIT C: RISK OF INVESTING

Investing in the Company's Shares is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in the accompanying business plan.

A.   Development Stage Business

CFP is incorporated on April 5th, 2023 and is organized as a 'C' Corporation under the laws of the State of Utah. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that CFP will even operate profitably.

B.   Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain CFP sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

C.   Dependence on Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon: Kenneth Brown and Elden Charles. The loss of any one of these individuals could have a material adverse effect on the Company. See "MANAGEMENT" section.

D.   Risks Associated with Expansion

The Company plans on expanding its business through opening new cold-storage facilities in emerging markets throughout the United States. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

E.   Customer Base and Market Acceptance

Typical clients are grocery stores, wholesalers, and restaurants. The opportunity to sell product via the internet allows for direct sales to retail customers. Although CFP believes it's integrated strategy offers advantages over competitive companies and products, no assurance can be given that CFP will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

F.   Competition

Competition for CFP includes other large potato processors. The industry is primed for disruption and CFP is always innovating and trying to find new ways to stay ahead of the competition. The e-commerce capability, vertical integration strategy, and growth of the farm to fork market create more opportunities for CFP to sell more product. In addition, CFP will be owner of the Industrial Park where it processes it's product. The value and additional income that is generated on the property increases the ROI and opportunities for investment diversification. The cold storage and transportation sectors of the logistics industry are lucrative, and the value of real estate dedicated to cold storage increases quickly.

While there does exist some current competition, Management believes that CFP products are demographically well positioned, top quality and unique in nature. The expertise of Management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon the CFP business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than CFP, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of CFP intended market.

G.   Trend in Consumer Preferences and Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

H.   Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

I.   Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

J.   Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

K.   Control By Management

As of May 1st, 2023 the Company's Directors and Executive Officers owned approximately 99% of the Company's outstanding Shares. Upon completion of this Offering, the Company's Directors and Executive Officers will own approximately 79% of the issued and outstanding Shares, and will be able to continue to control CFP. Investor shareholders will own a minority percentage of the Company and will have minority voting rights. Investors will not have the ability to control either the vote of the Company's Directors and Executive Officers. See "MANAGEMENT" section.

L.   Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A shareholder will be entitled to receive revenue profits proportionate to the amount of Shares held by that shareholder. The Company's Management will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements, and other circumstances. See "DESCRIPTION OF SECURITIES" section.

M.   No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

N.   Dilution

Additional Shares issued by the Company in the future will also dilute a purchaser's investment in the Shares. We don't expect dilution in the first round of capital raising.

O.   Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from CFP, limitations on the percentage of Shares sold and the manner in which they are sold. CFP can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to CFP, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Shares and no market is expected to develop. Consequently, owners of the Shares may have to hold their investment indefinitely and may not be able to liquidate their investments in CFP or pledge them as collateral for a loan in the event of an emergency.

P.   Long Term Nature of Investment

An investment in the Shares may be long term and illiquid. As discussed above, the offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Q.   No Current Market For Shares

There is no current market for the Shares offered in this private Offering and no market is expected to develop in the near future.

R.   Compliance with Securities Laws

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Utah Securities Laws, and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, CFP would face significant financial demands, which could adversely affect CFP as a whole, as well as any non-rescinding purchasers.

S.   Offering Price

The price of the Shares offered has been arbitrarily established by CFP, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to CFP.

T.   Lack of Firm Underwriter

The Shares are offered on a "best efforts" basis by the Management of CFP without compensation and on a "best efforts basis" through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker- dealer, will sell the maximum Shares offered or any lesser amount.

U.   Projections: Forward Looking Information

Management has prepared projections regarding CFP anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well- funded marketing plan, and other factors influencing the business of CFP. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by CFP independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into CFP market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of CFP operations, those results cannot be guaranteed.

EXHIBIT D: SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of County Fair Potatoes, Inc.

Ladies and Gentlemen:

1.   Background. The undersigned understands that County Fair Potatoes, Inc., a Utah Corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to $5,000,000 of Class C Stocks (each "Stock" and, collectively, the "Stocks") at a price of $100 per Stock (the applicable purchase price paid by the undersigned being the " Purchase Price"). The Stocks have the relative rights, preferences, privileges and

priorities specified in the Articles of incorporation of the Company, a copy of which is attached to the Form C (the "Articles of Incorporation"). The minimum

amount or target amount to be raised in the Offering is $1,000,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $5,000,000 (the " Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Stocks on a basis to be determined by the Company's management. The Company is offering the Stocks to prospective investors through the Invown crowdfunding portal (the "Portal").

The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.invown.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Stocks equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and the Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Stock in the Offering after the offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Stocks pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Stocks in an aggregate investment amount of at least the Target Offering Amount; and

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow facilitator in cleared funds, and is accepting, subscriptions for Stocks having an aggregate investment amount of at least the Target Offering Amount.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Stocks involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Stocks; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Stocks.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Stocks.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Stocks. It is understood that information and explanations related to the terms and conditions of the Stocks provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Stocks, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Stocks. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Stocks for purposes of determining the undersigned's authority or suitability to invest in the Stocks.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Stocks as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Stocks.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Stocks, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Stocks or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Stocks or (ii) made any representation to the undersigned regarding the legality of an investment in the Stocks under applicable legal investment or similar laws or regulations. In deciding to purchase the Stocks, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Stocks is suitable and appropriate for the undersigned.

(I) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Stocks. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Stocks and the consequences of this Agreement. The undersigned has considered the suitability of the Stocks as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Stocks and its authority to invest in the Stocks. The undersigned is acquiring the Stocks solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Stocks. The undersigned understands that the Stocks have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Stocks are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Stocks only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Stocks, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Stocks become freely transferable, a secondary market in the Stocks may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Stocks for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Stocks or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6. High Risk Investment. The undersigned understands That an investment in the Stocks involves a high degree of risk. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance to the undersigned of any Stocks, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as a Corporation under the laws of the State of Utah and has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Stocks to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Stocks, when issued, sold and delivered in accordance

27

with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Stocks will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Formation or Articles of Incorporation, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Non-Voting Stocks; Grant of Proxy. The undersigned acknowledges that the Stocks being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Stocks. The undersigned member, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the managers of the Company (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all of the Stocks of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other Stocks or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Stocks") in accordance with the terms of this Section 8. The Proxy Stocks beneficially owned by Grantor as of the date hereof constitute the Stocks being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Stocks are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Stocks or enter into any agreement or understanding with any person to vote or give

instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Stocks are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Stocks, and to exercise all voting and other rights of Grantor with respect to the Proxy Stocks (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Company's Articles of Incorporation or elsewhere), at every annual, special or adjourned meeting of the members of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the member and the Proxy.

9. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Stocks from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Stocks, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Stocks the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Stocks by the Financing Price (as defined below) and is referred to as the " Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below). For the purposes of this Section 9, the following terms shall have the meanings set forth below:

"Change of Control" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Stocks at a fixed pre-money valuation.

"Financing Price" means the price per Stock or conversion price of a class of Stocks issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

10. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Stocks or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law & Conflict Resolution. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Utah without regard to the principles of conflicts of laws. In the event a dispute arises with respect to the interpretation or effect of this Agreement, the undersigned agree to settle the dispute by arbitration under the Commercial Rules of Arbitration of the American Arbitration Association. The parties agree, and the arbitrator shall issue an order providing, that all pleadings, motions, discovery responses, depositions, testimony, and documents exchanged or filed in relation

to the arbitration be kept strictly confidential. The undersigned agree, and the arbitrator shall issue an order providing, that any award issued by the arbitrator shall be entered under seal in a court of competent jurisdiction. The undersigned agree that any party may seek a separate order from a court of competent jurisdiction enforcing the arbitrator's order protecting the disclosure of pleadings, motions, discovery responses, depositions, testimony, and documents exchanged or filed in the arbitration, provided that such motion and responses thereto shall be filed under seal. The undersigned agree that, unless mutually agree to the contrary, such arbitration shall be conducted in, and subject to the laws and jurisdiction of the state of Utah. The cost of arbitration shall be borne by the party against whom the award is rendered or, if in the interest of fairness, as allocated in accordance with the judgment of the arbitrators.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

16. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf') or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this agreement as of

Effective Date: _____

Number of Shares: _____

Aggregate Purchase Price: _____

For COMPANY:

_____

Elden Charles, Secretary

SUBSCRIBER:

Signature: _____

Print Name:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT E: BY-LAWS

EXHIBIT F: ARTICLES OF INCORPORATION

EXHIBIT G: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

EXHIBIT H: FINANCIAL STATEMENTS

EXHIBIT I: BACKGROUND CHECKS